U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-36885

Tantech Holdings Ltd.

 (Registrant’s name)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

People’s Republic of China

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Tantech Holdings Ltd. (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its 2018 annual shareholder meeting. At the 2018 annual shareholder meeting of the Company held on December 7, 2018, a quorum was present and two proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on November 7, 2018. The final results for the votes regarding each proposal are set forth below.

1.  Shareholders elected the following five directors to the Company’s Board of Directors to hold office for a one-year term expiring at the Annual Meeting of Shareholders in 2019 or until their successors are elected and qualified. The votes for each of the nominees were as follows:

	For	Withheld
Zhengyu Wang	11,950,010	6,380
Yefang Zhang	11,950,010	6,380
Wencai Pan	11,913,054	43,336
Hongdao Qian	11,913,054	43,336
Shudong Wang	11,913,054	43,336

2.  Shareholders ratified the appointment of Prager Metis CPAs, LLC as independent registered public accounting firm for the fiscal year ending December 31, 2018. The votes regarding this proposal were as follows:

For	Against	Abstained
18,009,717	5,130	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name:	Zhengyu Wang
Title:	Chief Executive Officer

Date: December 10, 2018